PRIMERO MINING CORP.
DECEMBER 31, 2016

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management’s Report on Financial Statements

The consolidated financial statements of Primero Mining Corp. have been prepared by, and are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgments based on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and reviews the scope of the external auditors’ audit and non-audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company who are thus considered to be free from any relationship that could interfere with their exercise of independent judgment as a committee member.

The consolidated financial statements have been audited by KPMG LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Management’s Report over Internal Controls over Financial Reporting

Management has developed and maintains a system of internal controls to obtain reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by KPMG LLP, as reflected in their report for 2016.

"Joseph F. Conway"	"Kevin Jennings"
Joseph F. Conway	Kevin Jennings
President and Chief Executive Officer	Chief Financial Officer
March 14, 2017	March 14, 2017

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Primero Mining Corp.

We have audited the accompanying consolidated financial statements of Primero Mining Corp., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, the consolidated statement of operations and comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Primero Mining Corp. as at December 31, 2016 and 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying (qualifying) our opinion, we draw attention to Note 2(b) in the consolidated financial statements which indicates that Primero Mining Corp.’s cash and liquidity position may not be sufficient to meet its obligations as they become due. This condition, along with other matters as set forth in Note 2(b) in the consolidated financial statements, indicate the existence of material uncertainties that cast substantial doubt about Primero Mining Corp.’s ability to continue as a going concern.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Primero Mining Corp.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2017 expressed an unqualified (unmodified) opinion on the effectiveness of Primero Mining Corp.’s internal control over financial reporting.

"KPMG LLP"

Chartered Accountants, Licensed Public Accountants
March 14, 2017

Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of Primero Mining Corp.

We have audited Primero Mining Corp.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Primero Mining Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the subsection titled Internal Controls over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2016. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Primero Mining Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Primero Mining Corp. as at December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years then ended, and our report dated March 14, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

"KPMG LLP"

Chartered Professional Accountants, Licensed Public Accountants
March 14, 2017

Toronto, Canada

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	Notes	2016	2015

Revenue	6	$219,176	$291,304
Operating expenses		(155,267)	(163,593)
Depreciation and depletion		(63,329)	(77,238)
Total cost of sales		(218,596)	(240,831)
Earnings from mine operations		580	50,473
Mining interest impairment charge	5	(228,000)	(104,000)
Exploration expenses		(3,414)	(1,690)
Share-based compensation		(7,049)	(7,144)
General and administrative expenses	7	(14,802)	(20,044)
Other charges	8	(4,725)	(2,702)
Loss from operations		(257,410)	(85,107)
Transaction costs	9	(1,214)	(4,416)
Interest and finance expenses	10	(9,299)	(11,514)
Mark-to-market gain on debentures & warrants	18(d),20(a)	12,610	13,500
Other income (expenses)	11	(571)	1,024
Loss before income taxes		(255,884)	(86,513)
Income tax recovery (expense)	12(a)	21,464	(20,397)
Net loss for the period		($234,420)	($106,910)
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil		(102)	(5)
Unrealized gain on investment in Fortune Bay, net of tax of $nil	22	1,058	60
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil		-	456
Total comprehensive loss for the period		($233,464)	($106,399)
Basic loss per share	13	($1.32)	($0.66)
Diluted loss per share	13	($1.32)	($0.66)
Weighted average number of common shares outstanding
Basic	13	177,569,024	162,340,566
Diluted	13	177,569,024	162,340,566

See accompanying notes to the consolidated financial statements.

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)

		December 31	December 31
	Notes	2016	2015

Assets
Current assets
Cash and cash equivalents	15	$19,875	$45,601
Trade and other receivables		1,962	1,793
Value added and income taxes receivable		34,494	32,088
Prepaid expenses		3,893	7,125
Inventories	16	22,829	31,964
Total current assets		83,053	118,571
Non-current assets
Restricted cash		4,577	5,920
Mining interests	17	577,920	790,118
Deferred tax asset	12(b)	3,763	3,781
Value added tax receivable		7,344	-
Long-term stockpile	16	-	5,694
Other non-current assets		1,160	884
Total assets		$677,817	$924,968

Liabilities
Current liabilities
Trade and other payables		$31,781	$44,972
Income tax payable		1,558	12,870
Other taxes payable		2,035	3,406
Current portion of debt	18	50,841	52,417
Total current liabilities		86,215	113,665
Non-current liabilities
Other taxes payable		14,120	13,354
Deferred tax liability	12(b)	28,428	53,107
Decommissioning liability	19	29,790	28,294
Long-term debt	18	52,906	62,727
Warrant liability	20(a)	1,066	-
Other long-term liabilities		4,162	4,945
Total liabilities		$216,687	$276,092

Shareholders' equity
Share capital	20(a)	$908,923	$867,375
Shares reserved for future issuance	20(a)	297	-
Contributed surplus	20(c)	58,857	54,984
Accumulated other comprehensive loss		(3,694)	(4,650)
Deficit		(503,253)	(268,833)
Total shareholders' equity		$461,130	$648,876
Total liabilities and shareholders' equity		$677,817	$924,968

Going concern (Note 2(b))
Commitments and contingencies (Note 24)
Subsequent events (Note 21)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors

"Joseph F. Conway"	"Michael E. Riley"
Joseph F. Conway, Director	Michael E. Riley, Director

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR NUMBER OF COMMON SHARES)

							Accumulated
				Shares reserved			other
		Share capital		for future	Warrants	Contributed	comprehensive
	Notes	Shares	Amount	issuance	reserve	surplus	loss	Deficit	Total equity
Balance, January 1, 2015		161,555,875	$858,761	$-	$34,782	$21,526	($5,161)	($161,923)	$747,985
Shares issued for
Exercise of stock options		300,000	1,120	-	-	(294)	-	-	826
PSUs settled in shares		963,164	4,364	-	-	(4,404)	-	-	(40)
Flow-through agreement		1,366,768	3,130	-	-	-	-	-	3,130
Expiry of warrants, net of tax	20(b)	-	-	-	(34,782)	30,046	-	-	(4,736)
Reclassification of unrealized loss on investment in Fortune Bay		-	-	-	-	-	456	-	456
Foreign currency translation		-	-	-	-	-	(5)	-	(5)
Unrealized gain on investment in Fortune Bay		-	-	-	-	-	60	-	60
Share-based compensation		-	-	-	-	8,110	-	-	8,110
Loss for the period		-	-	-	-	-	-	(106,910)	(106,910)
Balance, December 31, 2015		164,185,807	$867,375	$-	$-	$54,984	($4,650)	($268,833)	$648,876
Shares issued for
Public equity offering (net of transaction costs)	20(a)	22,022,500	33,047	-	-	-	-	-	33,047
Acquisition of mining concessions	20(a)	1,854,271	3,540	-	-	-	-	-	3,540
PSUs settled in shares	20(c)	1,445,787	4,961	-	-	(4,851)	-	-	110
Common shares reserved for future issuance	20(a)	-	-	297	-	-	-	-	297
Share-based compensation	20(c)	-	-	-	-	8,724	-	-	8,724
Other comprehensive income, net of tax		-	-	-	-	-	956	-	956
Loss for the period		-	-	-	-	-	-	(234,420)	(234,420)
Balance, December 31, 2016		189,508,365	$908,923	$297	$-	$58,857	($3,694)	($503,253)	$461,130

Total comprehensive loss was $233.5 million for the year ended December 31, 2016 (December 31, 2015 – $106.4 million) .

See accompanying notes to the consolidated financial statements.

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2015 AND 2014
(IN THOUSANDS OF UNITED STATES DOLLARS)

	Notes	2016	2015

Operating activities
Earnings (loss) before income taxes		($255,884)	($86,513)
Adjustments for:
Depreciation and depletion	17	63,329	77,238
Mining interest impairment charge	5	228,000	104,000
Share-based compensation expense	20	8,586	8,938
Payments made under the Phantom Share Unit Plan	20	(377)	(4,245)
Mark-to-market gain on convertible debentures	18(d)	(9,000)	(13,500)
Mark-to-market gain on warrant liability	20	(3,610)	-
Write-down of inventory	16	1,040	3,048
Unrealized foreign exchange loss (gain)		2,390	(4,743)
Taxes paid with cash and value added tax offsets		(29,625)	(15,104)
Other		975	(1,007)
Other adjustments
Transaction costs (disclosed in financing activities)		232	3,651
Finance income		(88)	(111)
Interest and finance expenses	10	9,299	11,514
Operating cash flow before working capital changes		15,267	83,166
Changes in non-cash working capital	14	(2,158)	(1,537)
Cash provided by operating activities		$13,109	$81,629
Investing activities
Expenditures on mining interests	17	($67,673)	($99,722)
Cash used in investing activities		($67,673)	($99,722)
Financing activities
Proceeds from equity offering	20(a)	$39,958	$-
Transaction costs on equity offering	20(a)	(2,464)	-
Draw down on revolving credit facility	18(b)	50,000	-
Repayment of convertible debenture	18(a)	(48,116)	-
Repayment of revolving credit facility		-	(40,000)
Payments on capital leases	18(c)	(4,497)	(5,715)
Funds released from reclamation bond		1,564	9,846
Interest paid		(7,493)	(6,267)
Proceeds from exercise of options		-	828
Proceeds from issuance of flow-through shares		-	4,340
Issuance of convertible debt	18(d)	-	75,000
Transaction costs on issuance of convertible debt		-	(3,651)
Cash provided by financing activites		$28,952	$34,381
Effect of foreign exchange rate changes on cash		($114)	$1,924
Increase (decrease) in cash		($25,726)	$18,212
Cash, beginning of period		45,601	27,389
Cash, end of period		$19,875	$45,601

See accompanying notes to the consolidated financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

1.	Corporate Information

Primero Mining Corp. (Primero or the Company) is a publicly traded company, listed on both the Toronto and New York Stock Exchanges. Its registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. The Corporate address is Suite 2100, 79 Wellington Street West, Toronto, Ontario. The Company owns two producing properties, the San Dimas gold-silver mine in the San Dimas district of Mexico and the Black Fox gold mine and adjoining properties in Timmins, Ontario, Canada (the “Black Fox Complex”). The Company also has two projects in the exploration stage, Cerro del Gallo and Ventanas, both located in Mexico.

2.	Basis of Preparation and Summary of Significant Accounting Policies

a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance and full compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved by the Company’s Board of Directors on March 14, 2017.

b)	Basis of presentation and going concern

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for the certain financial instruments which are presented at fair value.

As at December 31, 2016, the Company had a working capital deficiency of $3.2 million primarily due to the revolving credit facility balance (Note 18) of $50.0 million due on May 23, 2017. The Company’s revolving credit facility contains several financial covenants, which, if not met could result in an event of default. The Company closely monitors compliance with its covenants, as any breach of covenant could result in an event of default under the revolving credit facility agreement, which, if not addressed, would entitle the lender to demand repayment. The revolving credit facility also contains certain other covenants, including cross-default provisions with the Company’s 5.75% convertible debentures. As at December 31, 2016, the Company was in compliance with all its covenants under the revolving credit facility agreement.

The Company has been impacted by disappointing operating results in 2016, and on February 15, 2017 the unionized employees at the San Dimas mine initiated a strike action resulting in the complete stoppage of mining and milling activities. It is currently uncertain when the Company will resolve the work stoppage at San Dimas and as a result when it can achieve positive cash flows and profitability from operations is uncertain.

The Company is undertaking a number of actions to reduce cash outflows, and the Company’s Board of Directors has commenced a strategic review process to explore alternatives to improve shareholder value. The alternatives include such things as securing additional financing, strategic investments, joint ventures and asset sales.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

There can be no assurance that the Company's efforts will be successful in any of these initiatives.

On February 27, 2017, the Company entered into a term sheet with Sprott Resource Lending Partnership (Sprott), which provides for a $75 million three year term loan facility to repay amounts due under the revolving credit facility and provide additional liquidity by way of an initial draw on closing of $60 million. Although the Company believes that definitive agreements with Sprott will be finalized, there can be no assurance that the Company's efforts to obtain financing from Sprott or others will be successful. The term sheet with Sprott includes certain covenants including minimum working capital requirements, limitations on additional borrowings, and cross-default provisions with the Company’s 5.75% convertible debentures, which, if not met or otherwise addressed, would result in an event of default under the term loan and the Company’s 5.75% convertible debentures entitling the lenders to demand repayment of all the amounts borrowed under the term loan and 5.75% convertible debentures. Due to the factors impacting the Company’s operating results noted above, there exists uncertainty about the Company’s ability to achieve certain financial covenants under both the existing revolving credit facility agreement (see Note 21), and those under the Sprott term sheet in 2017.

The above noted factors represent material uncertainties that cast substantial doubt on the ability of the Company to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All intragroup balances and transactions between entities of the group have been eliminated in full. The Company’s significant subsidiaries, which are all wholly owned, are:

Subsidiary	Location	Property
Primero Empresa Minera, S.A. de C.V. (PEM )	Mexico	San Dimas Mine and Ventanas
San Anton de las Minas, S.A. de C.V.	Mexico	Cerro del Gallo Project
Silver Trading (Barbados) Limited (STB)	Barbados	-
Primero Mining Luxembourg S.a.r.l.	Luxembourg	-

c)	Functional and presentation currency

The functional and presentation currency of the Company is the U.S. dollar. The functional currency of PEM, San Anton de las Minas S.A. de C.V. and STB is the U.S. dollar. The functional currency of Primero Mining Luxembourg S.a.r.l. is the Mexican peso.

On January 1, 2015, Primero Gold Canada Inc. (PGCI) and Primero Mining Corp. (PMC) amalgamated as one company under the name Primero Mining Corp. (amalgamated PMC). PGCI, which held the Black Fox Complex assets, used the U.S. dollar as its functional currency, while the functional currency of PMC was the Canadian dollar. As a result of the change in the underlying conditions relevant to amalgamated PMC, effective March 31, 2015 the functional currency was changed from the Canadian dollar to the U.S. dollar.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

For entities using U.S. dollars as the functional currency, all monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at current exchange rates at each balance sheet date and the resulting adjustments are included in a separate line item under other income (expenses). Revenue and expense in foreign currencies are translated using the exchange rates at the date of the transaction.

The accounts of Primero Mining Luxembourg S.a.r.l. are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the statement of financial position date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the annual average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within accumulated other comprehensive loss; there is no tax impact of this translation.

d)	Revenue recognition

Revenue is derived from the sale of gold and silver. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

•	the significant risks and rewards of ownership have been transferred to the buyer;
•	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;
•	the amount of revenue and costs to sell can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the Company and collectability of proceeds is reasonably assured.

All of these criteria are met based on the contract with the respective buyers which generally coincides with the receipt of the sales proceeds. Sales prices are based on the terms of the contract or at spot prices.

e)	Inventories

Inventories including finished goods (gold and silver), work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from a mine is stockpiled and subsequently processed into finished goods. Production costs including mining and milling costs, applicable overhead costs, depreciation and depletion are capitalized to inventory depending on its current location and condition. Inventories of stockpiled ore that are not expected to be processed in the next year are classified as non-current inventories.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Inventories also include supplies, which are valued at the lower of average cost or replacement cost.

f)	Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as fair value through profit or loss (FVTPL), available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial instruments classified as FVTPL are measured at fair value with gains and losses recognized in the statement of operations and comprehensive income (loss). The 5.75% convertible debentures and warrant liability are classified as FVTPL and measured at fair value based on their trading price. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities classified as other liabilities, are measured at amortized cost. Trade and other receivables, cash and cash equivalents, and restricted cash are classified as loans and receivables, and are measured at amortized cost. Trade and other payables, the revolving line of credit and the 6.5% convertible debentures are classified as other financial liabilities, and are also measured at amortized cost.

Transaction costs in respect of financial assets and liabilities which are measured at FVTPL are recognized in the statement of operations and comprehensive income (loss) immediately. Transaction costs in respect of other financial instruments are included in the initial carrying value of the financial instrument.

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s equity investment in Fortune Bay (included in other assets) is classified as available-for-sale and is measured at fair value with mark-to-market gains and losses recognized in other comprenhensive income (OCI). When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period.

The Company may enter into derivative contracts or financial instruments and non-financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as FVTPL. These embedded derivatives are measured at fair value with changes in fair value recognized in earnings for the period.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

•	The rights to receive cash flows from the asset have expired, or
•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to pay under the guarantee.

g)	Mining interests

The Company categorizes mining interests based on the type of asset and/or the stage of operation, development or exploration of the property.

Land, buildings, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

Mineral properties include:

•

Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, capitalized exploration and evaluation costs and mineral interests for those properties currently in operation for which development has commenced or for which technical feasibility and commercial viability have been determined; and

•	Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment charges. Land is stated at cost less any impairment in value and is not depreciated.

Buildings, plant and equipment are depreciated (net of residual value) using the straight-line method based on estimated useful lives.

Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The expected useful lives are as follows:

Plant and buildings	5 years to life of mine
Equipment and vehicles	4 years to life of mine
Computer equipment	3 to 5 years

Mining properties

The cost of acquiring mineral reserves and mineral resources is capitalized in the statement of financial position as incurred.

Mine development costs incurred to develop areas of the mine which will be mined in future periods are capitalized and depleted when the related mining area is mined. Mine development costs incurred to prepare current production areas are considered operating expenses and expensed in the year as incurred.

Mining properties are depleted using the units-of-production method over the mine’s estimated proven and probable reserves and, if appropriate, an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis.

The Company’s depletion estimation methodology allocates mining properties from operating mines into a depletable component and a non-depletable component upon initial acquisition. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves and a portion of resources of the asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the asset and the remaining resources not included in the depletable component. Values allocated to both the depletable and non-depletable components may be adjusted prospectively when there has been a significant change in the reserves, resources and/or exploration potential.

The allocation of values to the proven and probable reserves, resources and exploration potential of the asset are based on the discounted cash flow analysis of the Company’s future expected cash flows at each operating mine. The depletable component is depleted over 100% of reserves and a portion of resources included in the Company’s discounted cash flow analysis. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Reserves (including proven and probable) and resources (including measured, indicated and inferred) are based on the definitions in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Exploration potential is the mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s fair value determination, but without the necessary level of measurement precision to enable it to be classified as a resource as defined by NI 43-101.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Each year, coincident with the updated reserve and resource estimates, the Company expects that a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component over the life of mine.

When considering the portion of resources to include in the depletion base of the depletable component, management considers the resources which are believed to have the probability of eventually being classified as proven and probable reserves, which includes:

•	resources that can be economically mined and are therefore commercially viable, considering management’s assumptions on cut off grades, long-term gold and silver prices and exchange rates,
•	historical experience and available geological and drilling information of the area under consideration.

Development costs incurred during a period are added to the total mining property capitalized at the commencement of the period in calculating the depletion expense. Future development costs necessary to access resources, have been taken into account when determining the pattern of depletion for the Company’s mining properties; such costs are included in the discounted cash flow analysis and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work to access resources.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are charged to the statement of operations and comprehensive income (loss) in the period incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures.

Once a project has been established as technically feasible and commercially viable, the capitalized expenditures are tested for impairment and transferred from exploration and evaluation costs to development costs within mining properties. If events take place subsequently and such project is no longer considered commercially viable it would be transferred back from development costs to exploration and evaluation expenditures.

Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

All other borrowing costs are recognized in the statement of operations and comprehensive income (loss) in the year in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

Leases

The Company holds leases for office space and equipment. Leases are classified as either finance or operating leases.

Assets held under finance leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations and comprehensive income (loss) as finance expense unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations and comprehensive income (loss) as operating expenses or general and administrative expenses on a straight-line basis over the lease term.

Impairment of non-current assets

The carrying amounts of assets included in mining interests are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating commercial viability of a project. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The recoverable amount is the higher of value-in-use and fair value less cost of disposal (FVLCD).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

For mining assets, when a binding sale agreement and observable market prices are not readily available, FVLCD is estimated using a discounted cash flow approach for each of the Company’s cash generating units (CGUs) to which the individual assets are allocated. The assumptions used in determining the FVLCD for the CGU’s include long-term mining plans, long-term commodity prices, discount rates, foreign exchange rates and values of un-modeled mineralization.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior periods. A reversal of impairment is recognized during the period in the statement of operations and comprehensive income (loss).

Disposal

Upon disposition, an item within mining interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a gain or loss on disposal in the statement of operations and comprehensive income (loss).

h)	Income taxes

Income tax expense (recovery) comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations and comprehensive income (loss) except to the extent they relate to items recognized directly in equity or in OCI, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected cash tax payable or receivable on the local taxable income or loss for the year for each taxable entity using tax rates enacted or substantively enacted at the reporting date. This may differ from earnings reported in the statement of operations and comprehensive income (loss) due to income or expense items that are not currently taxable or deductible for tax purposes, and any adjustment to income taxes in respect of previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the statements of operations and comprehensive income (loss).

Uncertain income tax positions are recorded in the consolidated financial statements when probable and measured at the amount expected to be paid to (recovered from) the taxation authority using the Company’s best estimate of the amount.

i)	Share–based compensation

Equity-settled awards to employees and others providing similar services

For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income (loss) and credited to share-based compensation reserve (within equity in the consolidated statement of financial position) ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income (loss).

Expenses recognized for forfeited awards are reversed. For awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income (loss).

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

Cash-settled awards to employees and others providing similar services

For cash-settled awards, the fair value is re-calculated at each statement of financial position date until the awards are settled, using the Company’s share price (with any changes in fair value recognized in the statement of operations and comprehensive income (loss)). During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the statement of financial position date multiplied by the fair value of the awards expected to vest at that date. After vesting, the full fair value of the unsettled awards at each statement of financial position date is recognized as a liability. Movements in value are recognized in the statement of operations and comprehensive income (loss).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Equity or cash-settled awards to employees and others providing similar services

The Company accounts for awards issued under the 2013 Phantom Share Unit Plan as equity-settled. For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income (loss) and credited to share-based compensation reserve (within equity in the consolidated statement of financial position) ratably over the vesting period. The fair value of the awards is determined at the date of grant using the closing market price of the Company’s shares. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income (loss).

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income (loss).

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based compensation arrangement as measured at the date of modification, over the remainder of the vesting period.

j)	Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of operations and comprehensive income (loss) net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the statement of operations and comprehensive income (loss).

Decommissioning liability

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value; this liability is then accreted to full value over the life of the mine with the accretion charge being recorded as a finance expense. The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured each reporting period or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets and the adjusted cost is depreciated on a prospective basis.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

k)	Flow-through shares

The Company may, from time to time, issue flow-through shares (as defined in the Canadian Income Tax Act) to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers by an agreed upon date. The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability. This liability is extinguished and recognized in the statement of operations and comprehensive income (loss) when the renunciation of the tax benefit by the Company, is recorded.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by use of the deferred tax asset.

l)	Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of diluted income (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income (loss) per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

m)	Segmented reporting

The Company operates in two geographic areas; Mexico and Canada. The Company’s operating segments reflect the Company’s different mining interests and are reported in a manner consistent with the internal reporting to the chief operating decision maker, used to assess each segment’s performance. Primero currently has three reportable segments: the San Dimas mine (which currently includes the Ventanas property and Coral Silver concessions), the Black Fox Complex and the Cerro del Gallo project.

n)	Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted, provided IFRS 15 has been adopted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees.

3.	Critical Accounting Estimates and Judgments

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such judgements, estimates and assumptions, which are based on management’s experience and knowledge of the relevant facts and circumstances at the date of the financial statements, deviate materially from actual circumstances, the original judgements, estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

a)	Accounting estimates

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(i)	Estimated recoverable reserves and resources

The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Estimated ounces from mineral reserves and resources as well as estimates for exploration potential are included in the Company’s estimation of future cash flows. These cash flows are based on factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in estimated ounces may impact the carrying value of assets, reclamation and remediation obligations, recognition of deferred tax amounts, depreciation and depletion, and impairment charges.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(ii)	Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

(iii)	Impairment charges

Non-current assets are tested for impairment if there is an indicator of impairment. The impairment analysis requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed with the impact recorded in the statements of operations and comprehensive income (loss).

(iv)	Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(v)	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of change. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

(vi)	Valuation of inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(vii)	Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and risk-free rate of return.

b)	Accounting judgments

The critical judgments that the Company’s management have made that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i)	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

(ii)	Tax ruling in Mexico

On October 4, 2012, PEM received a ruling (APA Ruling) from the Mexican tax authority (SAT) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement (see note 12 (c) for further information). Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ending December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While PEM would have rights of appeal in connection with any reassessments the amount of additional taxes that the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

For the 2015 and 2016 tax years, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company's business, financial condition and results of operations.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

4.	Segmented information

The Company operates in two geographic areas, Mexico (the San Dimas mine and the Cerro del Gallo project) and Canada (the Black Fox Complex). The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	San Dimas	Cerro del Gallo	Black Fox
	Mine	Project	Complex	Corporate	Total
As at December 31, 2016
Current assets	$60,604	$1,479	$16,761	$4,209	$83,053
Mining interests	428,251	63,659	85,680	330	577,920
Other non-current assets	11,107	-	4,577	1,160	16,844
Total assets	$499,962	$65,138	$107,018	$5,699	$677,817

Current liabilities	$20,373	$18	$10,988	$54,836	$86,215
Non-current liabilities	50,585	5,711	20,315	53,861	130,472
Total liabilities	$70,958	$5,729	$31,303	$108,697	$216,687

As at December 31, 2015
Current assets	$80,048	$2,044	$28,425	$8,054	$118,571
Mining interests	541,988	63,232	184,485	413	790,118
Other non-current assets	3,781	-	11,615	883	16,279
Total assets	$625,817	$65,276	$224,525	$9,350	$924,968

Current liabilities	$44,284	$91	$12,543	$56,747	$113,665
Non-current liabilities	73,850	6,037	20,197	62,343	162,427
Total liabilities	$118,134	$6,128	$32,740	$119,090	$276,092

Year Ended December 31, 2016
Revenue	$147,581	$-	$71,595	$-	$219,176
Operating expenses	100,452	-	54,815	-	155,267
Depreciation and depletion	46,984	82	16,131	132	63,329
Total cost of sales	147,436	82	70,946	132	218,596
Earnings (loss) from mine operations	145	(82)	649	(132)	580
Mining interest impairment charge	(111,000)	-	(117,000)	-	(228,000)
Exploration expenses	(1,885)	(1,529)	-	-	(3,414)
Share-based compensation	-	-	-	(7,049)	(7,049)
General and administrative expenses	(5,419)	(164)	(1,109)	(8,110)	(14,802)
Other charges	(2,327)	-	-	(2,398)	(4,725)
Loss from operations	(120,486)	(1,775)	(117,460)	(17,689)	(257,410)
Other income (expense) items	(1,494)	(315)	(902)	4,237	1,526
Loss before income taxes	(121,980)	(2,090)	(118,362)	(13,452)	(255,884)
Income tax recovery (expense)	19,938	326	1,200	-	21,464
Net loss	($102,042)	($1,764)	($117,162)	($13,452)	($234,420)

Year Ended December 31, 2015
Revenue	$213,192	$-	$78,112	$-	$291,304
Operating expenses	103,782	-	59,811	-	163,593
Depreciation and depletion	55,693	90	21,312	143	77,238
Total cost of sales	159,475	90	81,123	143	240,831
Earnings (loss) from mine operations	53,717	(90)	(3,011)	(143)	50,473
Mining interest impairment charge	-	(22,000)	(82,000)	-	(104,000)
Exploration expenses	(1,690)	-	-	-	(1,690)
Share-based compensation	-	-	-	(7,144)	(7,144)
General and administrative expenses	(2,546)	(21)	(1,002)	(16,475)	(20,044)
Other charges	(694)	-	-	(2,008)	(2,702)
Earnings (loss) from operations	48,787	(22,111)	(86,013)	(25,770)	(85,107)
Other income (expense) items	(4,225)	41	2,836	(58)	(1,406)
Earnings (loss) before income taxes	44,562	(22,070)	(83,177)	(25,828)	(86,513)
Income tax recovery (expense)	(32,536)	(323)	7,917	4,545	(20,397)
Net income (loss)	$12,026	($22,393)	($75,260)	($21,283)	($106,910)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

5.	Mining Interest Impairment Charge

In accordance with our accounting policy, non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. When there is an indicator of impairment the impacted CGU is tested for impairment separately.

In 2016, the Company’s share price declined such that the carrying value of its net assets exceeded its market capitalization. In addition, during the fourth quarter, the Company identified impairment indicators at San Dimas mine and Black Fox Complex and as a result, recorded non-cash impairment charges of $111.0 million and $117.0 million, respectively based on their FVLCD, which exceeds the value in use for both CGUs. The impairment has been recognized in the consolidated statement of operations and comprehensive income (loss) within “Mining interest impairment charge”. The Black Fox Complex comprises the Black Fox mine and adjacent properties, Grey Fox and Pike River.

For the year ended December 31, 2015 the Company recorded non-cash impairment charges of $104.0 million, comprised of $82.0 million relating to the Black Fox Complex and $22.0 million relating to the Cerro del Gallo project.

The recoverable amount was determined as the FVLCD for each CGU. FVLCD was determined based on the net present value of the future estimated cash flows expected to be generated from the continued use of the CGUs, using assumptions derived from from observable market indicators and the current life-of–mines plans for each operation. The mine plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditure at the mine site. The determination of the FVLCD used Level 3 valuation techniques. Key assumptions used in the fair value models include:

Assumptions	2016	2015
Discount rate	6.5% - 8.5%	5% - 7%
Gold price
Short term	$1,250	$1,100
Long term	$1,300	$1,200
Foreign exchange
Mexican peso (MXN)
Short term	MXN 18	n.a.
Long term	MXN 20	n.a.
Canadian Dollar (CAD)
Short term /long term	CAD 1.30	CAD 1.40
Market value per gold ounce	n.a.	$25
Life of mine (in years) (1)	5 & 17	11

(1) For purposes of assessing asset impairment, the Company used an estimated life of mine of 5 years for Black Fox and 17 years for San Dimas as of December 31, 2016, and 11 years for Black Fox as of December 31, 2015.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

San Dimas Mine

The impairment test for the San Dimas mine was based on the updated life-of-mine plan, which incorporated updated reserves and resources, discount rate factors to account for the underlying risks and management’s view of the exploration potential of the mine site. The resulting non-cash impairment charge for the San Dimas mine was driven by decrease in reserves, revisions in the mining cut-off methodology and the application of higher discount rates in the net present value of future estimated cash flows.

Black Fox Complex

The impairment test for the Black Fox Complex was based on the the updated life-of-mine plan. In 2016, the resulting non-cash impairment charge for the Black Fox Complex derived from decreases in reserves and shortened mine life. In 2015, the non-cash impairment charge was related to declining metal prices, the decision to temporarily defer Grey Fox development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore.

Sensitivities

The impairment charges are highly sensitive to discount rates, gold prices and foreign exchange rates used in the cash flow projection. The table below summarizes the impact on the recognized impairment charges with all the variables held constant except as follows:

		San Dimas Mine	Black Fox Complex
		2016	2016	2015
Discount rate	+/-1%	$29,000	$2,000	$12,000
Gold price	+/-10%	$88,000	$39,000	$70,000
Foreign exchange
MXN	+/-10%	$46,000	n.a.	n.a.
CAD	+/-10%	n.a.	$37,000	$55,000

Cerro del Gallo Project

In 2015, the Company decided not to construct the project under the current economic environment and as such the CGU was reclassified as an exploration and evaluation asset. The commercial viability of this project will depend on market conditions. The impairment value of $22 million in 2015 was as a result of a lower market value per gold ounce and low cash flows projections. The Company used a $25 market value per gold ounce determined based on market comparable transactions.

As required under the relevant financial reporting framework, as at December 31, 2016 management conducted an assessment to determine whether any impairment indicators existed in relation to the Cerro del Gallo project. No such indicators were identified.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

6.	Revenue

Revenue is comprised of the following sales:

	2016	2015

Gold	$193,077	$247,819
Silver	26,099	43,485
	$219,176	$291,304

a)	Silver Purchase Agreement

The silver purchase agreement provides that for the life of the mine, the first 6.0 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, must be sold to Silver Wheaton Caymans (SWC) at the lesser of $4.26 per ounce (adjusted by 1% per year) and market prices. All silver not sold to SWC is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to SWC at a price lower than market price were reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas mine. The Company presented the value of any expected future cash flows from the sale of any future silver production to SWC as part of the mining interest, as the Company did not receive any of the upfront payment which was made by Silver Wheaton Corp. to acquire its interest in the silver production of the San Dimas mine.

The contract year for purposes of the threshold runs from August 6 of a year to August 5 of the following year. The 6.0 million ounces production threshold for the year ended August 5, 2016 was met in July 2016 and the production threshold for the year ended August 5, 2015 was met in July 2015. During the year ended December 31, 2016, the Company sold 0.2 million ounces of silver at market prices for revenue of $3.0 million (2015 – 0.8 million ounces for $12.7 million in revenue).

b)	Gold Purchase Agreement

As part of the acquisition of Brigus, the Company assumed a gold purchase agreement related to the Black Fox Mine. Under the agreement, the Company is obligated to sell 8% of the future gold production at the Black Fox mine and 6.3% at the adjoining Pike River property (Black Fox Extension) to Sandstorm.

The Company presented the value of any expected future cash flows from the sale of any future gold production to Sandstorm as part of the mining interest on acquisition, as the Company did not receive any of the upfront payment which was made by Sandstorm to acquire its interest in the gold production from Black Fox and Pike River.

During the year ended December 31, 2016, the Company recorded revenue of $2.7 million (2015 - $3.0 million) under the contract terms.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

7.	General and administrative expenses

General and administrative expenses comprise the following:

	2016	2015
Salaries and wages	$6,673	$11,130
Rent and office costs	836	1,232
Legal, accounting, consulting and professional fees	2,547	3,672
Directors fees and expenses	1,238	922
Other general and administrative expenses	3,508	3,088
	$14,802	$20,044

8.	Other charges

Other charges comprise the following:

	2016	2015
Legal expenses associated with proceedings in Mexico	$3,254	$694
Office closure costs and severance payments	1,171	2,008
Government charges	300	-
	$4,725	$2,702

9.	Transaction costs

Transaction costs comprise the following:

	2016	2015
Transaction costs relating to:
Issuance of common share purchase warrants	$232	$-
5.75% convertible debenture offering	-	3,651
Other expenses	982	765
	$1,214	$4,416

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

10.	Interest and finance expenses

Interest and finance expenses comprise the following:

	2016	2015

Interest expenses
Interest on 5.75% convertible debentures	$4,313	$3,381
Interest on 6.5% convertible debentures	775	3,123
Interest on revolving credit facility	1,577	925
	6,665	7,429
Finance expenses
Accretion on 6.5% convertible debentures	$365	$1,436
Accretion on asset retirement obligation	1,043	1,122
Amortization of revolving credit facility transaction costs	870	877
Others	356	650
	2,634	4,085
	$9,299	$11,514

11.	Other income (loss)

	2016	2015
Foreign exchange gain (loss)	($664)	$126
Gain on derivative liability	5	1,478
Finance income	88	229
Other	-	(809)
	($571)	$1,024

12.	Income Taxes

a)	Tax expense (recovery)

	2016	2015
Current income tax expense	$1,089	$23,365
Deferred income tax expense (recovery)	(22,553)	(2,968)
Income tax expense (recovery)	($21,464)	$20,397

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	2016	2015
Loss before income taxes	($255,884)	($86,513)
Canadian federal and provincial income tax rate	26.5%	26.5%
Expected income tax expense (recovery)	(67,809)	(22,926)
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(2,930)	1,502
Share-based payments	1,986	1,882
Amounts allowable for tax purposes	(9,291)	(9,704)
Impact of foreign exchange and inflation	27,180	24,595
With holding taxes on intercompany interest	3,308	3,932
Royalty taxes in Mexico	115	769
Flow through share renunciation	266	415
Impairment of mining interest	23,422	20,439
Benefit of tax losses and temporary differences not recognized	2,289	(507)
Income tax expense (recovery)	($21,464)	$20,397

b)	Deferred tax liabilities and assets

The significant components of the Company’s deferred tax liabilities and assets are as follows:

	2016	2015
Deferred tax assets
Non-capital losses	$8,183	$4,684
Decommissioning liability to be recovered	1,315	1,931
Deduction for Mexican royalty taxes	9,565	12,280
Accruals and other	2,338	5,149
	$21,401	$24,044
Deferred tax liability
Mining interests	(46,066)	($73,370)
Net deferred taxliability	($24,665)	($49,326)

A reconciliation of net deferred tax liability to the amounts presented in the consolidated statements of financial position follows:

	2016	2015
Deferred tax asset	$3,763	$3,781
Deferred tax liability	28,428	53,107
Net deferred taxliability	$24,665	$49,326

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The movement in deferred income tax balances is explained as follows:

	2016	2015
As at January 1	($49,326)	($49,763)
Deferred tax (expense) / recovery	22,553	2,968
Flow through share premium credit charged to deferred tax expense	(1,200)	(1,728)
Withholding expense accrued as tax payable	3,308	3,932
Warrant expiry	-	(4,735)
As at December 31	($24,665)	($49,326)

Based on taxable income discounted cash flow models for each of the Company’s mines, the Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred tax assets. Of the Company’s total deferred tax liability of $28.4 million (2015 - $53.1 million), $5.2 million (2015 - $10.2 million) is expected to reversed within twelve months of the statement of financial position date and the remainder after twelve months of the statement of financial position date.

The Company has total unused Canadian losses of $221.0 million (2015 - $212.7 million) that are available to be applied against future taxable income. These losses expire from 2025 to 2036. Of these losses, $132 million (2015 - $128 million) are restricted to use only against income from the same or similar business that created these losses. The Company also has losses of $22.5 million (2015 - $29.9 million), of which $4.7 million (2015 - $14.0 million) expire in 2017 and 2018, and the rest in 2019 through 2026, relating to entities that have a history of losses, and may not be used to offset taxes in other entities.

The Company has $194.0 million (2015 - $172.0 million) in Canadian resource tax pools which do not expire and can be utilized to shelter future income earned from the Black Fox Complex.

Deductible temporary differences, unused tax losses and their tax effect for which no deferred tax assets have been recognized are attributable to the following:

	Temporary Differences		Tax effect
	2016	2015	2016	2015
Non-capital losses	$203,529	$213,586	$51,885	$54,779
Capital losses	2,555	3,149	339	417
Share issuance costs	5,906	6,137	1,565	1,620
Accrued liabilities and other	1,138	3,708	302	936
Resource and equipment tax pools	162,143	37,164	44,442	9,291
Ontario mining tax	122,796	17,224	10,438	1,464
	$498,067	$280,968	$108,971	$68,507

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2016 is $120.5 million.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

c)	Challenge to the 2012 APA

Overview

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

In 2004, affiliates of Goldcorp Inc. (Goldcorp) entered into a Silver Purchase Agreement with Silver Wheaton in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Silver Wheaton’s subsidiary in the Cayman Islands. Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to Silver Wheaton 100% of silver produced from the San Dimas concessions during a contract year (August 6th to the following August 5th), up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the PEM Realized Price). In 2016, the contract price was $4.28 (2015 - $4.24) . The price paid by Silver Wheaton under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to Silver Wheaton. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, STB, to Silver Wheaton’s subsidiary, SWC. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, PEM, sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to Silver Wheaton Caymans were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

In February 2016, the SAT initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. The Company is an ‘interested party’ in this proceeding. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement cannot be reasonably estimated at this time, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

The Company intends to vigorously defend the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

Primero Mining Corp.’s claim against the Mexican Government

On June 2, 2016, the Company notified the Government of Mexico that the measures taken by SAT against PEM in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As more than 90 days have now passed since the provision of this notice, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. During Q3 and Q4 2016, 2016 Primero engaged in dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA. The Company thus temporarily suspended its advancement of international arbitration against the Mexican Government in order to continue this dialogue.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Uncertain tax treatment for tax years following 2014

For the years ended December 31, 2016 and 2015, the Company continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. While the amount of additional tax that SAT could charge PEM for years following 2014 cannot be reasonably estimated at this time, to the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement, for tax purposes, is significantly different from the PEM Realized Price and, while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

13.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.

	2016	2015
Net loss attributable to shareholders
Basic	($234,420)	($106,910)
Diluted	(234,420)	(106,910)
Weighted average number of shares
Basic	177,569,024	162,340,566
Diluted	177,569,024	162,340,566
Basic loss per share	($1.32)	($0.66)
Diluted loss per share	($1.32)	($0.66)

For the year ended December 31, 2016, 26,928,026 common shares which are issuable from outstanding stock options, 2013 PSUs, DSUs and from the 6.5% convertible debentures and 5.75% convertible debentures (2015 – 32,143,546 common shares) were excluded from the calculation of diluted loss per share as they would be considered to be anti-dilutive.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

14.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	2016	2015
Trade and other receivables	($169)	($638)
Value added and income taxes receivable	1,980	243
Prepaid expenses	3,232	(850)
Inventories	6,382	(4,318)
Trade and other payables	(12,652)	4,734
Other taxes payable	(931)	(708)
	($2,158)	($1,537)

15.	Cash

a)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.

b)	Restricted cash

At December 31, 2016, restricted cash of $4.6 million (C$6.2 million) (2015 - $5.9 million, equivalent to C$8.3 million) represented collateralized cash held for a letter of credit securing C$20.5 million of closure bonds held with the Ontario Ministry of Northern Development (OMND).

16.	Inventories

	2016	2015
Current portion of inventory
Gold and silver	$5,827	$10,279
Stockpiled ore	5,285	9,021
Work-in-progress	5,771	6,541
Supplies	5,946	6,123
	22,829	31,964
Long-term stockpile	-	5,694
	$22,829	$37,658

For the year ended December 31, 2016, the Company recorded inventory write downs of $1.0 million (2015 - $3.0 million) to reflect a net realizable value based on a price of $1,159 (2015 - $1,050) per ounce of gold.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

17.	Mining interests

	Mining		Plant,
	properties	Land and	equipment and	Construction
	and leases	buildings	vehicles	in progress	Total
Cost
At January 1, 2015	$890,500	$68,755	$163,288	$39,703	$1,162,246
Additions	57,682	9,575	30,069	(3,754)	93,572
Assets derecognized	-	(132)	(1,532)	-	(1,664)
At December 31, 2015	948,182	78,198	191,825	35,949	1,254,154
Additions	55,788	8,256	30,536	(21,218)	73,362
Reclassifications	1,086	3,948	(5,279)	239	(6)
Assets derecognized	-	-	(5,021)	-	(5,021)
At December 31, 2016	$1,005,056	$90,402	$212,061	$14,970	$1,322,489

Accumulated depreciation and depletion
At January 1, 2015	$223,695	$10,685	$46,386	$-	$280,766
Depreciation and depletion	53,121	2,507	24,730	-	80,358
Impairment charge	79,077	3,785	21,138	-	104,000
Assets derecognized	-	(32)	(1,056)	-	(1,088)
At December 31, 2015	355,893	16,945	91,198	-	464,036
Depreciation and depletion	31,046	3,247	22,942	-	57,235
Impairment charge	228,000	-	-	-	228,000
Reclassifications	1,487	4,768	(6,261)	-	(6)
Assets derecognized	-	-	(4,696)	-	(4,696)
At December 31, 2016	$616,426	$24,960	$103,183	$-	$744,569

Carrying value
At December 31, 2015	$592,289	$61,253	$100,627	$35,949	$790,118
At December 31, 2016	$388,630	$65,442	$108,878	$14,970	$577,920

A summary of mining interest by property is as follows:

	Mining		Plant,
	properties	Land and	equipment	Construction	December 31	December 31
	and leases	buildings	and vehicles	in progress	2016	2015
San Dimas Mine	$283,555	$56,799	$76,069	$11,828	$428,251	$541,988
Black Fox Complex	45,365	4,719	32,454	3,142	85,680	184,485
Cerro Del Gallo Project	59,710	3,924	25	-	63,659	63,232
Corporate	-	-	330	-	330	413
Total	$388,630	$65,442	$108,878	$14,970	$577,920	$790,118

All property of the San Dimas mine is pledged as security for the Company’s obligations under the silver purchase agreement and certain assets of the Black Fox Complex are pledged as security for the gold purchase agreement (Note 7(b)). Substantially all of the Company’s assets are pledged as security under the revolving credit facility (Note 19(d)).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The carrying value of property, plant and equipment under finance leases at December 31, 2016 was $8.0 million (December 31, 2015 - $10.1 million). The lessors hold first security rights over the leased assets which include trucks, loaders, scoops, drills and other heavy equipment.

During the year ended December 31, 2016, PEM acquired additional concessions adjacent to its San Dimas mine. See note 21(a) for related discussion.

The basis for calculating the depletion expense is described in Note 2, “Basis of preparation and significant accounting policies”. The following table gives further details of the depletion calculation:

	San Dimas				Black Fox
	2016		2015		2016		2015
	$	oz	$	oz	$	oz	$	oz
Depletable pools	$314,600	1.4 million	$309,300	1.4 million	$29,200	0.2 million	$42,300	0.3 million
Non-depletable pools	44,200		99,100		89,700		83,400

Future development costs included in the depletion calculation were $57.0 million (2015- $57.0 million) Depletion expense for the year ended December 31, 2016 was $31.4 million (2015 - $52.1 million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, related future development costs, the depletion expense would have been $27.4 million (2015 - $46.0 million).

Depreciation and depletion expense for the year ended December 31, 2016 was $57.2 million (2015 - $80.4 million), of which $6.1 million represents the non cash component in the inventories balance in the year ended December 31, 2016 (2015 – $3.2 million).

18.	Debt

	December 31	December 31
	2016	2015
Current debt
6.50% convertible debentures (a)	$-	$47,751
Revolving credit facility (b)	49,639	-
Finance lease liabilities (c)	1,202	4,666
	50,841	52,417
Long-term debt
5.75% convertible debentures (d)	$52,500	$61,500
Finance lease liabilities (c)	406	1,227
	52,906	62,727
	$103,747	$115,144

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(a) During 2014 as part of the acquisition of Brigus, the Company assumed $50 million of senior unsecured debentures ($48.1 million after investors holding $1.9 million of the debentures accepted the change of control offer made by the Company). The debentures bore interest at 6.5% per annum payable semi-annually in arrears on March 31 and September 30 of each year. These debentures were repaid in cash upon maturity on March 31, 2016. Accretion relating to the debentures for the the year ended December 31, 2016 was $0.4 million (2015 - $1.4 million).

(b) The Company has a $75 million revolving credit facility available until May 23, 2017, which bears interest at a floating interest rate equal to LIBOR or the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin. The Company drew down $50 million under the revolving credit facility to repay the 6.5% convertible debentures (note 19(a)). Unamortized transaction costs of $0.4 million have been netted against the drawn amount resulting in a carrying value of $49.6 million at December 31, 2016. The revolving credit facility is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility. As at December 31, 2016 the Company was in compliance with all debt covenants (see further discussion in note 21).

(c) The Company is obligated under various finance leases for equipment as well as a milling facility at the Black Fox Complex. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 4.75% to 6.60% . The are no restrictions placed on the Company as a result of these leases, however, the lessors hold first security rights over the leased assets.

(d) On February 9, 2015, the Company issued $75 million of 5.75% convertible unsecured subordinated debentures (the 5.75% convertible debentures) maturing on February 28, 2020. The 5.75% Debentures bear interest at a rate of 5.75% per annum, payable in U.S. dollars semi-annually on August 28 and February 28 each year, commencing on August 28, 2015. The 5.75% convertible debentures are convertible into the Company’s common shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 common shares per $1,000 principal amount of the debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

The 5.75% convertible debentures are not redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the 5.75% convertible debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the 5.75% convertible debentures are considered to contain embedded derivatives relating to the conversion and redemption options. The Company has elected to classify the convertible debenture as a financial instrument measured at fair value for reporting purposes given that the debentures contain multiple embedded derivatives. Fair value changes are recorded through the statement of operations and comprehensive income (loss). Transaction costs associated with the debentures of $3.7 million were expensed during the year ended December 31, 2015.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

19.	Decommissioning liability

The decommissioning liability consists of reclamation and closure costs for the San Dimas mine and the Black Fox Complex. The undiscounted cash flow amount of the total obligation was $59.6 million at December 31, 2016 (2015 - $52.1 million) and the present value of the obligation was estimated at $29.8 million (2015- $28.3 million).

	San Dimas	Black Fox	Total
Decommissioning liability, January 1, 2015	$9,390	$23,176	$32,566
Accretion expense	1,471	(349)	1,122
Foreign exchange and other adjustments	(1,537)	(3,857)	(5,394)
At December 31, 2015	9,324	18,970	28,294
Accretion expense	723	320	1,043
Change in estimated timing of cash flows	1,295	69	1,364
Foreign exchange and other adjustments	(1,462)	551	(911)
At December 31, 2016	$9,880	$19,910	$29,790

The discount rates used by the Company in 2016 and 2015 are based on prevailing risk-free pre-tax rates in Mexico and Canada, respectively, for periods of time which coincide with the period over which the decommissioning costs are discounted. The following table summarizes the assumptions used in provision for the years ended December 31, 2016 and 2015:

	Expected years	Discount rate	Inflation rate
2016
San Dimas	17 yrs	7.75%	3.40%
Black Fox Complex	5 yrs	2.34%	2.00%
2015
San Dimas	22 yrs	7.50%	3.00%
Black Fox Complex	11yrs	2.00%	2.00%

20.	Shareholders’ equity

a)	Share capital

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

On June 9, 2016, PEM completed an acquisition of certain concessions adjacent to its San Dimas mine. The consideration comprised a cash payment of $1.0 million (of which $0.92 million has been paid as of December 31, 2016) and the issuance of 2,010,050 of Primero’s common shares. 1,854,271 common shares were issued as of December 31, 2016, with the remaining 155,779 common shares expected to be issued. The price per common share was $1.91 based on the NYSE trading price at the closing date. The Company has recognized an equity reserve in shareholders’ equity for the unissued common shares for concessions that have not yet been transferred.

On June 24, 2016, the Company completed a public equity offering, raising gross proceeds of $40.0 million (C$51.8 million) through the issuance of 22,022,500 units (Unit) of the Company at a price of C$2.35 per Unit (the equity offering). Each Unit consists of one common share of Primero and one-half of one common share purchase warrant (each whole common share purchase warrant is a “Warrant”) of the Company. Each whole Warrant entitles the holder to acquire one common share of the Company at a price of C$3.35 per Common share until June 25, 2018.

Out of the gross proceeds from the equity offering, $4.7 million was allocated to the common share purchase warrants based on their fair value determined using the trading price at the date of closing of the transaction, and the remaining $35.3 million was allocated to the common shares and recorded as share capital. The common share purchase warrants are classified as a financial liability in the statement of financial position. Fair value changes of the common share purchase warrants are recognized in the statement of operations and comprehensive income (loss).

Transaction costs relating to the equity offering amounted to $2.5 million, of which $0.2 million was allocated to the common share purchase warrants and was recognized as an expense in the statement of operations and comprehensive income (loss) for the year ended December 31, 2016. The balance of $2.3 million was allocated to share capital.

In December 2015, the Company received $4.3 million (net of transaction costs) from the issuance of 1,366,768 flow-through shares to be used to fund the exploration at the Froome Zone within the Black Fox Complex. The proceeds were fully spent during 2016.

b)	Warrants

As at January 1, 2015, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of C$8.00 until July 20, 2015. On July 21, 2015, these warrants expired unexercised. Accordingly, the carrying value of $34.8 million was reclassified to contributed surplus net of income taxes on the expired warrants of $4.7 million.

c)	Share-based compensation

The movement in contributed surplus and phantom share liability related to share-based compensation during the years ended December 31, 2016 and 2015 are as follows:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	Contributed Surplus
			Deferred share			Phantom share
	2013 Plan PSUs	Stock options	units	Others	Total	liability

At January 1, 2015	$3,020	$18,539	$-	($33)	$21,526	$4,037
Exercise of stock options	-	(294)	-	-	(294)	-
PSUs settled in shares	(4,404)	-	-	-	(4,404)	-
PSUs settled in cash	-	-	-	-	-	(4,205)
Expiry of warrants	-	-	-	30,046	30,046	-
Share-based compensation expense	5,769	1,964	377	-	8,110	829
At December 31, 2015	$4,385	$20,209	$377	$30,013	$54,984	$661
PSUs settled in shares	(4,851)	-	-	-	(4,851)	(110)
PSUs settled in cash	-	-	-	-	-	(377)
Share-based compensation expense	6,420	1,897	407	-	8,724	(131)
At December 31, 2016	$5,954	$22,106	$784	$30,013	$58,857	$43

Share-based compensation of $1.5 million is included in operating expenses for the year ended December 31, 2016 (2015 - $1.8 million).

(i)	Stock options

Under the Company’s stock option plan (the Plan), the number of common shares that may be issued on the exercise of options granted under the Plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements).

A summary of the Company’s stock option activities for the year ended December 31, 2016 and the year ended December 31, 2015 is presented below.

		Weighted
	Options	average
	outstanding	exercise price
Outstanding at January 1, 2015	9,254,224	C$6.17
Granted	1,617,870	4.23
Exercised	(300,000)	3.47
Cancelled	(71,875)	5.68
Expired	(6,254,021)	6.17
Outstanding at December 31, 2015	4,246,198	C$5.70
Granted	2,782,317	2.68
Cancelled/Forfeited	(3,500)	4.52
Expired	(499,771)	8.78
Outstanding at December 31, 2016	6,525,244	C$4.17

The following table summarizes the weighted average assumptions used in the Black-Scholes valuation model for the determination of the cost of stock options issued during the year ended December 31, 2016 and 2015.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	2016	2015
Risk free interest rate	0.55%	0.95%
Expected life in years	3.50	3.50
Volatility	63.92%	59.27%
Expected dividends	0.00%	0.00%
Forfeiture rate	5.00%	5.00%
Weighted average fair value of options issued	C$0.80	C$1.73

As at December 31, 2016, the following stock options were outstanding and exercisable:

Awards Outstanding				Awards Exercisable
		Remaining	Weighted		Remaining	Weighted
		contractual	average		contractual	average
Range of exercise		life	exercise		life	exercise
price per share	Quantity	(in years)	price	Quantity	(in years)	price
C$1.36-C$3.00	3,017,317	3.83	C$2.68	745,781	2.30	C$2.86
C$3.01-C$6.00	2,294,666	2.64	4.50	1,747,854	2.47	4.57
C$6.01-C$10.00	1,197,833	1.32	7.15	1,122,007	1.26	7.13
C$10.01-C$15.00	6,242	2.42	13.75	6,242	2.42	13.75
C$15.01-C$20.29	9,186	0.48	18.44	9,186	0.48	18.44
	6,525,244	2.94	C$4.17	3,631,070	2.06	C$5.06

(ii)	Phantom Share Unit Plan (PSUP) and Directors PSU Plan (Directors PSUP)

PSUP is a cash-settled plan. The amount to be paid for vested units is based on the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

A person holding Director PSUs is entitled to elect to receive at vesting, either a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

A summary of the unit activity for the year ended December 31, 2016 and 2015 under the PSUP and the Directors PSUP is presented below.

	Directors PSUP		PSUP
	December 31		December 31
	2016	2015	2016	2015
Opening balance	211,371	186,063	233,577	1,329,080
Redeemed	(136,744)	(198,575)	(189,961)	(1,088,066)
Granted	-	223,883	-	-
Cancelled	-	-	(3,896)	(7,437)
	74,627	211,371	39,720	233,577

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Units issued under the PSUP and Directors PSUP are accounted for as cash-settled awards. All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations and comprehensive income (loss) during the the year ended December 31, 2016 in relation to the PSUP and Directors PSUP was a recovery of $0.1 million (2015 – $0.8 million expense) recognized under general and administrative expenses. The total liability recognized at December 31, 2016 in respect of the PSUP and Directors PSUP was less than $0.1 million (December 31, 2015 - $0.7 million) which is classified as a current liability, reported within trade and other payables. None of these cash-settled units were vested at December 31, 2016, but all remain outstanding.

(iii)	2013 PSU Plan (2013 PSUP)

A person holding PSUs issued under this plan is entitled to receive, at vesting either a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of PSUs, or a combination of cash and equity. The choice of settlement is solely at the Company’s discretion.

A summary of the unit activity for the year ended December 31, 2016 and 2015 under the 2013 PSUP is presented below.

	December 31	December 31
	2016	2015
Opening balance	2,088,902	1,152,464
Redeemed	(1,324,092)	(958,515)
Granted	4,046,139	1,960,463
Cancelled	(140,845)	(65,510)
	4,670,104	2,088,902

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income (loss) for the year ended December 31, 2016 in relation to the 2013 PSUP was $4.9 million (2015 - $6.8 million).

(iv)	Deferred share units

A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion.

The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

As at December 31, 2016, a total of 315,790 DSUs were issued and outstanding. The DSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statements of operations and comprehensive income (loss) for the year ended December 31, 2016 was $0.4 million (2015 - $0.4 million).

21.	Capital management

The Company’s objectives in managing capital are to:

•	ensure the Company has the financial capacity to support its operations in a low gold price environment;
•	ensure the Company has the capital and capacity to support its long-term growth strategy;
•	ensure the Company complies with its debt covenants; and
•	provide returns for shareholders and benefits for other stakeholders.

The Company’s capital items are the following:

	December 31	December 31
	2016	2015
Cash and cash equivalents	$19,875	$45,601
Undrawn revolving credit facility (Note 18)	25,000	75,000
Current debt	50,841	52,417
Long-term debt	52,906	62,727
Shareholders' equity	461,130	648,876

The Company has $25.0 million remaining undrawn balance in its revolving credit facility. Further drawdowns from the facility are subject to the lenders’ approval. The Company is not anticipating drawing down the remaining balance since it has entered into a term sheet with Sprott with the intention to refinance such facility.

To support the Company’s capital management objectives, the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

Several key policy guidelines are used to manage the Company’s capital structure:

•	ensure that there is sufficient cash to meet its liabilities when they are due;
•	evaluate its financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner;
•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns; and
•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

In February 2017 the Company entered into a term sheet with Sprott for a $75 million three year term loan to replace its existing revolving credit facility, due to mature on May 23, 2017. The term sheet is subject to execution of definitive transaction documents, all regulatory and other third party approvals and satisfaction of other customary conditions precedent. Although the Company believes that definitive agreements with Sprott will be finalized, there can be no assurance that the Company's efforts to obtain financing from Sprott or others will be successful. (see note 2(b)).

Pursuant to the terms of the revolving credit facility, the Company is required to maintain the following financial covenants:

As at
Covenant	Requirement	December 31,2016
Tangible net worth (in $ millions) [1]	=/> $340	$461
Net debt leverage ratio [2]	=/< 4.25:1	3.1:1
Senior net debt leverage ratio [3]	=/< 2.5:1	1.9:1
Interest coverage ratio [4]	=/> 4.5:1	6.8:1

[1]

Tangible net worth represents equity less goodwill and other intangible assets. The amended credit agreement requires the Company to maintain an amount greater than or equal to the greater of $586 million, less an amount equal to 115% of the impairment charge in respect of its fixed assets for the year ended December 31, 2016; and $340 million plus (in either case) 50% of the aggregate positive Net Income from January 1, 2017.

[2]

Net debt leverage ratio represents total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA, as defined in the credit agreement. The required ratio of 4.25 to 1 applies to the quarter ended December 31, 2016. Effective January 1, 2017, the required quarterly ratio is 3.50 to 1.

[3]

Senior net debt leverage ratio represents that portion of net debt that ranks pari passu with or in priority to the revolving credit facility divided by rolling 4 quarter EBITDA, as defined in the credit agreement. The required ratio of 2.50 to 1 applies to the quarter ended December 31, 2016. Effective January 1, 2017, the required quarterly ratio is 2.0 to 1.

[4]	Interest coverage ratio represents earnings before interest, depreciation and amortization, as defined in the credit agreement divided by interest expense.

As at December 31, 2016, the Company was compliant with these covenants. The Company closely monitors compliance to these covenants, as a breach of a covenant would be considered an event of default under the revolving credit agreement which, if not addressed, would entitle the lenders to make the borrowings under the revolving credit facility immediately due and payable and also causing borrowings under the 5.75% convertible debentures to become immediately due and payable. Being able to remain in compliance with the covenants is dependent upon many factors including, but not limited to, commodity prices, exchange rates, and levels of gold production. Adverse changes in one or more of these factors could negatively impact the Company’s ability to remain in compliance.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

22.	Financial instruments

The Company’s financial instruments at December 31, 2016 consist of cash, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At December 31, 2016, the carrying amounts of cash and cash equivalents, restricted cash and cash equivalents, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is carried at fair value. Any unrealized gains on available for sale assets are recognized in OCI. Cumulative losses recorded under Accumulated Other Comprehensive Loss are reclassified from equity to the statement of operations and comprehensive income (loss) when there is objective evidence that the asset is impaired. Once an impairment is recognized, all subsequent losses are recognized in the statement of operations until the asset is derecognized. During the year ended December 31, 2016, the Company recorded an impairment loss of $nil (2015 – impairment of $0.6 million) in the statement of operations and comprehensive income (loss) and an unrealized gain of $1.1 million in Accumulated Other Comprehensive Loss relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2016 or December 31, 2015, other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus (Note 18 (a)) were considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and was subsequently measured at fair value each period during the term of the debentures. During the year ended December 31, 2016, an unrealized derivative gain of $nil (2015 –$1.5 million) was recognized in relation to this derivative liability.

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 18 (d)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the year ended December 31, 2016, a mark to market gain of $9.0 million (2015 - $13.5 million) was recognized in relation to the debentures.

The common share purchase warrants issued by the Company on June 24, 2016 (Note 20 (a)) are considered derivative liabilities and were initially recognized at fair value and are subsequently measured at fair value during the term of the warrants. During the year ended December 31, 2016, a mark-to-market gain of $3.6 million (2015 - $nil) was recognized in relation to the common share purchase warrants.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	December 31	December 31
Level 1	2016	2015
Investment in Fortune Bay (1)	$1,160	$525
5.75% convertible debentures (2)	52,500	61,500
Warrant liability (2)	1,066	-

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)

The fair value of the 5.75% convertible debentures and the warrant liability are calculated using the respective market prices on the TSX Exchange as at the date of the statement of financial position.

At December 31, 2016, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2015 – $nil).

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and restricted cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash and cash equivalents in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2016 is considered to be negligible. There are 14 months of value added tax outstanding from the Mexican tax authorities (included in current and non-current taxes receivable below), which the Company expects to be refunded or be offset against future income tax payments.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The Company’s maximum exposure to credit risk at December 31, 2016 and 2015 is as follows:

	2016	2015
Cash and restricted cash	$24,452	$51,521
Trade and other receivables	1,962	1,793
Current and non-current taxes receivable	41,838	30,689
	$68,252	$84,003

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objectives and key guidelines for capital management, including management of long-term debt, are described in note 21. Further considerations in our liquidity risk are described in note 12(c).

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, draw down of its revolving credit facility and new borrowings.

The table below shows the Company’s liquidity risk profile at December 31, 2016:

(in thousands of U.S. dollars)	Within 1 year	2-5 years	Total

Cash and cash equivalents	$19,875	$-	$19,875
Trade and other payables	(31,781)	-	(31,781)
Revolving credit facility balance and interest	(50,811)	-	(50,811)
Finance lease liabilities	(1,202)	(406)	(1,608)
5.75% Convertible debentures and interest	(4,313)	(84,322)	(88,635)
Total	($68,232)	($84,728)	($152,960)

Refer to note 1(b) for the Company’s plans to address liquidity risk associated with the current working capital deficiency. The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have terms of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense during the year ended December 31, 2016 was $0.8 million (2015 - $1.2 million).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

c)	Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in US dollars and costs are incurred principally in US dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in US dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, and as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entities whose taxable profit or loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2016, the Company recognized a loss of $1.0 million on foreign exchange (2015 – gain of $0.1 million). Based on the above net exposures at December 31, 2016, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $1.4 million increase or decrease in the Company’s before-tax net earnings (loss) (2015 - $0.03 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $2.7 million increase or decrease in the Company’s before-tax net earnings (loss) (2015 - $1.6 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the revolving credit facility which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit before tax of $0.02 million (assuming $50 million drawn on the line of credit).

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The table below summarizes the impact on profit before tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	2016	2015
Gold price
10% increase	$14,084	$18,091
10% decrease	(14,084)	(18,091)
Silver price
10% increase	$222	$938
10% decrease	(222)	(938)

23.	Related party transactions

Compensation of key management personnel of the Company

The key management personnel of the Company are considered to be all directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer. Aggregate compensation recognized in respect of key management personnel of the Company including directors is as follows:

	2016	2015
Short-term employee benefits	$3,122	$5,198
Share-based compensation	3,879	2,494
Termination benefits	1,172	-
	$8,173	$7,692

As at December 31, 2016 $0.6 million (2015 - $1.5 million) of the short-term employee benefits were outstanding. All of the compensation of key management personnel was equivalent to that which would be incurred in an arm’s length transaction.

24.	Commitments and contingencies

(a) An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Three of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings were initiated by Ejidos against defendants who were previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant. None of the initial proceedings named Primero as a party and Primero therefore had no standing to participate in them.

In 2015, two of these proceedings were decided in favor of the Ejidos. Upon becoming aware of the decisions Primero obtained injunctions to suspend any legal effect of the decisions while the Company proceeds with a legal process to nullify the Ejidos’ claim by submitting evidence of Primero’s legal title. In February 2017, one of the two legal processes to nullify the Ejidos’ claim was decided in favour of Primero and the decision is subject to appeal by the Ejido. The second proceeding is ongoing.

The third legal proceeding commenced by the Ejidos has not been decided and Primero remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favour of the Ejido in that proceeding, Primero will seek to annul such decision by defending its position as the legitimate owner.

If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

(b) The Company has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors’ and officers are covered by directors’ and officers’ liability insurance.

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. The Company intends to vigorously defend this class action lawsuit.

(c) As at December 31, 2016, the Company had entered into commitments to purchase plant and equipment totaling $0.5 million (December 31, 2015 - $5.7 million).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(d) Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.